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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-37922

ZTO Express (Cayman) Inc.

Building One, No. 1685 Huazhi Road
Qingpu District
Shanghai, 201708
People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Exhibit Index

99.1	ZTO Express (Cayman) Inc. Supplemental and Updated Disclosures
99.2	Consolidated Financial Statements for the Six Months Ended June 30, 2019 and 2020

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZTO Express (Cayman) Inc.
By:	/s/ Huiping Yan
	Name:	Huiping Yan
	Title:	Chief Financial Officer

Date: September 11, 2020

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Exhibit Index
SIGNATURES